                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           FIRST QUARTER 1999 RESULTS

                               ANSALDO SIGNAL N.V.
                               -------------------
             (Exact name of registrant as specified in its charter)




                             Schiphol Boulevard 267
                                1118 BH Schiphol
                                 The Netherlands

                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F |X|      Form 40-F


     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                  Yes |_|      No |X|

               This document contains 5 pages including this page.


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                               ANSALDO SIGNAL N.V.

                                                                         Contact
                                                                         -------
                                                             Anthony A. Florence
                                                            Phone: +412.688.2102
                                                              Fax: +412.688.2518

                 ANSALDO SIGNAL ANNOUNCES FIRST QUARTER RESULTS
-------------------------------------------------------------------------------
JUNE 18, 1999 (SCHIPHOL, THE NETHERLANDS)

Ansaldo Signal today announced its results for the first quarter of 1999.

Revenues for the first quarter ended March 31, 1999 were US $73.3 million, up 1.7% from the US $72.0 million level for the quarter ended March 31, 1998.

For the first quarter of 1999, gross profit was US $15.7 million, up 6.1% from the first quarter 1998 level of US $14.8 million. For the first quarter 1999, gross profit as a percentage of revenues was 21.4%, versus a level of 20.5% in the first quarter of 1998.

Operating income for the first quarter 1999 was US $2.8 million, up 10.5% from the first quarter 1998 operating income of US $2.6 million.

Pre-tax income in the first quarter of 1999 was US $0.3 million compared to a pre-tax loss of US $0.2 million in the first quarter of 1998.

Net income for the first quarter of 1999 was a loss of US $0.7 million, compared to a net loss of US $0.5 million in the first quarter of 1998.

James Sanders, Ansaldo Signal's president and chief executive officer, noted that although net income performance was negative for the quarter, the results still permit Ansaldo Signal to achieve a profitable performance for the full year if 1999 follows a performance pattern similar to 1998. "As is the historical pattern in our business, last year the Company's positive developments occurred toward the end of the year," Sanders said.


          ANSALDO SEGNALAMENTO FERROVIARIO S.p.A. - CSEE TRANSPORT S.A.
                          - UNION SWITCH & SIGNAL INC.
                    US&S PTY. LTD. - AT SIGNAL SYSTEM A.B. -
                  ANSALDO TRASPORTI SIGNALLING (IRELAND) LTD.





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                               ANSALDO SIGNAL N.V.

PRESS RELEASE                                                             PAGE 2
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In the first quarter of 1999, the Company booked US $74.1 million in orders,
1.4% below the US $75.2 million booked in the first quarter of 1998. The largest new order was for extensions to Dallas Area Rapid Transit's Light Rail Starter System, a contract valued at US $45.0 million.

Sanders stressed that Ansaldo Signal continues its improvement in operations and in gross profit as a percentage of revenues, both of which "are the result of internal initiatives launched across all Ansaldo Signal operating companies last year. We returned the Company to profitability last year and we continue to do what it takes to improve the Company's operating performance going forward," Sanders said.

Ansaldo Signal N.V., an Ansaldo Trasporti/Finmeccanica-affiliated company, is a worldwide leader in the design, manufacture and service of signaling, automation and control equipment and systems for the railway and mass transit industries. Its headquarters are in Schiphol, the Netherlands.

This news release contains various forward-looking statements and includes assumptions about future market conditions, operations and results. These statements, which include statements as to the Company's performance for 1999, continuance in improvement in operations and in gross profit as a percentage of revenues, and productivity and operating performance, are based on current expectations and are subject to risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are: failure to meet contract requirements and customer expectations at the cost level the Company is anticipating on the projects which the Company and its subsidiaries are currently implementing, and changes in the announced investment programs of the Company's largest customers, both in terms of funding levels and technology employed. Other factors are included in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update these forward- looking statements or advise of changes in the assumptions on which they were based.










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                              ANSALDO SIGNAL N.V.

PRESS RELEASE                                                             PAGE 3
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                               ANSALDO SIGNAL N.V.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                           UNAUDITED

                                                                                        THREE MONTHS ENDED
                                                                                    ----------------------------
                                                                                    MARCH 31,         MARCH 31,
                                                                                         1999              1998
Revenue .......................................................................   $    73,266        $    72,044
Cost of revenue ................................................................       57,578             57,255
                                                                                  -----------        -----------
      Gross profit .............................................................       15,688             14,789

Operating expenses:
   Selling, general and administrative..........................................       11,387             10,497
   Research and development - net ..............................................        1,482              1,741
                                                                                  -----------        -----------
      Operating expenses .......................................................       12,869             12,238
                                                                                  -----------        -----------
      Operating income  ........................................................        2,819              2,551

Net interest expense............................................................        2,573              2,230
Other (income) expense..........................................................          (85)               529
                                                                                  -----------        -----------
      Income (loss) before income taxes and
        minority interest in net income (loss) of subsidiaries .................          331               (208)
Provision for income taxes  ....................................................        1,009                280
Minority interest in net (income) loss of subsidiaries .........................            5                (11)
                                                                                  -----------        -----------
      Net income (loss)  .......................................................  $      (673)       $      (499)
                                                                                  ===========        ===========
      Basic and diluted net income (loss)
      per common share ........................................................   $     (0.03)       $     (0.02)
                                                                                  ===========        ===========

Basic and diluted weighted average number
common shares outstanding ......................................................   20,448,750        $20,448,750
                                                                                  ===========        ===========



           Certain amounts from prior periods have been reclassified
                           for comparative purposes.

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                              ANSALDO SIGNAL N.V.

PRESS RELEASE                                                             PAGE 4
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                               ANSALDO SIGNAL N.V.
                           CONSOLIDATED BALANCE SHEET
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                             UNAUDITED

                                                                       MARCH 31,     DECEMBER 31,
                                                                           1999              1998
      ASSETS

Current assets:
   Cash and cash equivalents......................................... $  11,449         $  12,913
   Receivables - net.................................................    79,473           104,647
   Receivables from parent and affiliates............................     8,873            10,051
   Inventory.........................................................    51,534            49,305
   Costs and estimated earnings in excess of billings................
      on uncompleted contracts.......................................   218,079           182,253
   Deferred income taxes.............................................     7,447             6,844
   Prepaid expenses and other current assets.........................    14,357            13,763
                                                                      ---------         ---------
        Total current assets.........................................   391,212           379,776

Contract receivables - retentions....................................     5,863            11,275
Property, plant and equipment - net..................................    31,799            33,735
Intangible assets-net................................................    30,185            33,658
Deferred tax assets - noncurrent.....................................     8,179             9,320
Other assets.........................................................     4,993             4,828
                                                                      ---------         ---------
        Total assets................................................. $ 472,231         $ 472,592
                                                                      =========         =========

      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short term borrowings and current
      obligations under capital leases............................... $  75,833         $  75,403
   Accounts payable..................................................   103,581            91,593
   Accounts payable-parent and affiliates............................     3,979             4,956
   Accrued liabilities...............................................    27,223            27,982
   Accrued reorganization costs......................................     1,341             2,276
   Billings in excess of costs and estimated earnings................
      on uncompleted contracts.......................................    54,621            53,137
   Long-term borrowings due within one year..........................     4,286             4,286
                                                                      ---------         ---------
        Total current liabilities....................................   270,864           259,633

Employee benefits obligations........................................    20,747            22,477
Deferred income taxes................................................       519               647
Other liabilities....................................................    10,379            10,844
Long-term borrowings and obligations under capital leases............    40,625            40,335
Long-term borrowings from parent.....................................    22,819            26,282
                                                                      ---------         ---------
        Total liabilities............................................   365,953           360,218
                                                                      ---------         ---------

Shareholders' equity:

   Priority shares, NLG 0.01 par value, authorized 100
      shares, no shares issued and outstanding.......................        --                --
   Common share, NLG 0.01 par value, authorized 50,000,000
      shares, issued and outstanding 20,448,750 and 20,448,750.......       120               120
   Additional paid-in capital........................................   139,999           139,999
   Foreign currency translation adjustments..........................   (12,685)           (7,262)
   Accumulated earnings (deficit)....................................   (21,156)           20,483)
                                                                      ---------         ---------
        Total shareholders' equity...................................   106,278           112,374
Commitments and contingencies........................................        --                --
                                                                      ---------         ---------
        Total liabilities and shareholders' equity................... $ 472,231         $ 472,592
                                                                      =========         =========